UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C

FORM 11-K

{X} ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

{ } TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to _____________

Commission file number 0-12379

First Financial Bancorp Thrift Plan and Trust
300 High St.
Hamilton, OH 45011

First Financial Bancorp
300 High St.
Hamilton, OH 45011

Financial Statements and Supplemental Schedules

First Financial Bancorp Thrift Plan and Trust

Years ended December 31, 2003 and 2002
with Report of Independent Registered Public Accounting Firm

First Financial Bancorp Thrift Plan and Trust

Financial Statements and Supplemental Schedules

Years ended December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

Thrift Plan and Trust Administrative Committee
First Financial Bancorp

We have audited the accompanying statements of net assets available for benefits of the First Financial Bancorp Thrift Plan and Trust as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the First Financial Bancorp Thrift Plan and Trust at December 31, 2003 and 2002, and changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held as of December 31, 2003, and reportable transactions for the year then ended, are presented for the purposes of complying with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Cincinnati, Ohio
June 18, 2004

First Financial Bancorp Thrift Plan and Trust

Statement of Net Assets Available for Benefits, with Fund Information

December 31, 2003

	Fund Information
					First
					Financial
					Bancorp
		Fixed			Common		Vanguard	Small
	Savings	Income	Balanced	Equity	Stock	International	500 Index	Cap	2003
	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Total
Assets
Investments — at fair value:
Goldman Sachs Prime Corporate Money Fund	$3,193,638	$14,339	$33,732	$44,563	$1,000,948	$26,028	$60,795	$31,278	$4,405,321
Legacy Core Bond Fund	—	3,130,431	1,177,967	—	—	—	—	—	4,308,398
Legacy Multi-Cap Core Equity Fund	—	—	1,922,821	5,840,762	—	—	—	—	7,763,583
First Financial Bancorp common stock	—	—	—	—	16,576,484	—	—	—	16,576,484
Manager International Equity Fund	—	—	—	—	—	281,927	—	—	281,927
T Rowe Price International Stock Fund	—	—	—	—	—	285,696	—	—	285,696
Templeton Foreign Fund-Class A	—	—	—	—	—	281,716	—	—	281,716
Vanguard 500 Index Fund	—	—	—	—	—	—	4,263,334	—	4,263,334
Neuberger and Berman Genesis Fund	—	—	—	—	—	—	—	739,980	739,980
Columbia Acorn Class Z	—	—	—	—	—	—	—	747,677	747,677
T Rowe Price New Horizons Fd	—	—	—	—	—	—	—	738,157	738,157

Total investments	3,193,638	3,144,770	3,134,520	5,885,325	17,577,432	875,367	4,324,129	2,257,092	40,392,273
Receivables:
Interest and dividends	2,534	11,105	4,184	22	156,646	12	24	122	174,649

Total Receivables	2,534	11,105	4,184	22	156,646	12	24	122	174,649
Cash	—	231	(119)	(112)	—	—	—	—	—

Total assets	3,196,172	3,156,106	3,138,585	5,885,235	17,734,078	875,379	4,324,153	2,257,214	40,566,922

Liabilities
Excess contributions to participants	—	—	—	—	—	—	—	—	—

Net assets available for benefits	$3,196,172	$3,156,106	$3,138,585	$5,885,235	$17,734,078	$875,379	$4,324,153	$2,257,214	$40,566,922

See accompanying notes.

First Financial Bancorp Thrift Plan and Trust

Statement of Net Assets Available for Benefits, with Fund Information

December 31, 2002

	Fund Information
					First
					Financial
					Bancorp
		Fixed			Common		Vanguard	Small
	Savings	Income	Balanced	Equity	Stock	International	500 Index	Cap	2002
	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Total
Assets
Investments — at fair value:
Goldman Sachs Prime Corporate Money Fund	$2,972,077	$62,399	$8,627	$27,132	$93,111	$59,010	$30,961	$14,170	$3,267,487
Fixed Income Fund - Collective Investment Fund for Pension and Profit Sharing Trusts of First Financial Bank, National Association	—	2,631,818	1,078,234	—	—	—	—	—	3,710,052
Equity Fund - Collective Investment Fund for Pension and Profit Sharing Trusts of First Financial Bank, National Association	—	—	1,596,896	4,639,635	—	—	—	—	6,236,531
First Financial Bancorp common stock	—	—	—	—	18,976,353	—	—	—	18,976,353
Manager International Equity Fund	—	—	—	—	—	164,324	—	—	164,324
T Rowe Price International Stock Fund	—	—	—	—	—	161,090	—	—	161,090
Templeton Foreign Fund-Class A	—	—	—	—	—	161,193	—	—	161,193
Vanguard 500 Index Fund	—	—	—	—	—	—	2,559,192	—	2,559,192
Neuberger and Berman Genesis Fund	—	—	—	—	—	—	—	428,665	428,665
Liberty Acorn Class Z	—	—	—	—	—	—	—	428,033	428,033
T Rowe Price New Horizons Fd	—	—	—	—	—	—	—	417,160	417,160

Total investments	2,972,077	2,694,217	2,683,757	4,666,767	19,069,464	545,617	2,590,153	1,288,028	36,510,080
Receivables:
Interest and dividends	3,375	70	23	31	174,309	54	26	18	177,906

Total Receivables	3,375	70	23	31	174,309	54	26	18	177,906
Cash	2,533	2,868	5,029	5,352	13,830	1,381	19,051	2,733	52,777

Total assets	2,977,985	2,697,155	2,688,809	4,672,150	19,257,603	547,052	2,609,230	1,290,779	36,740,763

Liabilities
Excess contributions to participants	—	—	—	—	520	—	—	—	520

Net assets available for benefits	$2,977,985	$2,697,155	$2,688,809	$4,672,150	$19,257,083	$547,052	$2,609,230	$1,290,779	$36,740,243

See accompanying notes.

First Financial Bancorp Thrift Plan and Trust

Statement of Changes in Net Assets Available for Benefits, with Fund Information

December 31, 2003

	Fund Information
					First
					Financial
					Bancorp
		Fixed			Common		Vanguard	Small
	Savings	Income	Balanced	Equity	Stock	International	500 Index	Cap	2003
	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Total
Investment income:
Net appreciation (depreciation) in fair value of investments	$—	$(37,271)	$374,732	$1,171,529	$(568,151)	$185,732	$768,142	$560,956	$2,455,669
Dividends	—	—	3,486	10,767	668,084	11,133	54,196	659	748,325
Interest	32,991	82,852	28,392	372	3,321	143	456		148,527

Total investment income	32,991	45,581	406,610	1,182,668	103,254	197,008	822,794	561,615	3,352,521
Employer contributions	—	—	—	—	932,070	—	—	—	932,070
Participant contributions	179,148	268,668	312,035	455,459	545,318	96,597	434,203	229,894	2,521,322
Participant loan payments	208			208	624				1,040
Transfers from previous plans of new employeees	5,742	5,757	472	—	2,259	—	7,825	5,639	27,694
Service fee	—	—	—	—	(1,650)	—	—	—	(1,650)
Capital gain	—	—	—	—	—	746	—	842	1,588
Benefits payments	(159,642)	(376,462)	(234,953)	(418,191)	(1,333,798)	(36,072)	(264,289)	(184,499)	(3,007,906)
Excess contributions due to participants	—	—				—	—	—	—

Net increase (decrease) prior to interfund transfers	58,447	(56,456)	484,164	1,220,144	248,077	258,279	1,000,533	613,491	3,826,679
Interfund transfers	159,740	515,407	(34,388)	(7,059)	(1,771,082)	70,048	714,390	352,944	—

Net increase (decrease) in net assets available for benefits	218,187	458,951	449,776	1,213,085	(1,523,005)	328,327	1,714,923	966,435	3,826,679
Net assets available for benefits at beginning of year	2,977,985	2,697,155	2,688,809	4,672,150	19,257,083	547,052	2,609,230	1,290,779	36,740,243

Net assets available for benefits at end of year	$3,196,172	$3,156,106	$3,138,585	$5,885,235	$17,734,078	$875,379	$4,324,153	$2,257,214	$40,566,922

See accompanying notes.

First Financial Bancorp Thrift Plan and Trust

Statement of Changes in Net Assets Available for Benefits, with Fund Information

December 31, 2002

	Fund Information
					First
					Financial
					Bancorp
		Fixed			Common		Vanguard	Small
	Savings	Income	Balanced	Equity	Stock	International	500 Index	Cap	2002
	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Total
Investment income:
Net appreciation (depreciation) in fair value of investments	$—	$205,886	$(250,515)	$(1,108,554)	$(1,220,365)	$(78,294)	$(714,892)	$(190,648)	$(3,357,382)
Dividends	—	—	—	—	722,762	4,994	41,311	—	769,067
Interest	53,534	676	704	1,193	2,699	279	1,058	776	60,919

Total investment income	53,534	206,562	(249,811)	(1,107,361)	(494,904)	(73,021)	(672,523)	(189,872)	(2,527,396)
Employer contributions	—	—	—	—	924,958	—	—	—	924,958
Participant contributions	136,987	151,218	304,062	467,195	582,323	87,069	434,423	192,634	2,355,911
Transfers from previous plans of new employees	8,457	77,719	13,257	45,709	11,108	13,663	44,689	47,373	261,975
Service fee	—	—	—	—	(1,350)	—	—	—	(1,350)
Capital gain	—	—	—	—	—	—	—	1,520	1,520
Benefits payments	(290,252)	(168,648)	(119,704)	(316,067)	(3,501,620)	(57,978)	(354,136)	(97,641)	(4,906,046)
Excess contributions due to participants	—	—	—	—	(520)	—	—	—	(520)

Net increase (decrease) prior to interfund transfers	(91,274)	266,851	(52,196)	(910,524)	(2,480,005)	(30,267)	(547,547)	(45,986)	(3,890,428)
Interfund transfers	286,554	442,697	(83,818)	273,154	(1,860,537)	70,047	405,469	466,434	—

Net increase (decrease) in net assets available for benefits	195,280	709,548	(136,014)	(637,370)	(4,340,542)	39,780	(142,078)	420,448	(3,890,948)
Net assets available for benefits at beginning of year	2,782,705	1,987,607	2,824,823	5,309,520	23,597,625	507,272	2,751,308	870,331	40,631,191

Net assets available for benefits at end of year	$2,977,985	$2,697,155	$2,688,809	$4,672,150	$19,257,083	$547,052	$2,609,230	$1,290,779	$36,740,243

See accompanying notes.

First Financial Bancorp Thrift Plan and Trust

Notes to Financial Statements

December 31, 2003

1. Description of the Plan

The following brief description of the First Financial Bancorp Thrift Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the summary plan description for more information.

First Financial Bancorp (Bancorp) is the sponsor of the Plan.

General

The Plan is a defined-contribution plan, qualified under Section 401 of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan covers substantially all employees of First Financial Bancorp (Plan Sponsor) and affiliates who have attained at least one year of service and are age twenty-one or older. The Plan is subject to the provisions of Section 401(k) of the Internal Revenue Code whereby the participants’ discretionary contributions would not be reportable as compensation for federal and state income tax purposes. The Plan is a single plan of a controlled group as defined in Code Sections 414(b) and 414(c).

Funding

Employer contributions to the Plan are equal to 50 percent of the employee’s contribution up to the first 6% of the participant’s deferrals. Employer contributions are initially invested in the First Financial Bancorp Common Stock Fund and are fully vested upon contribution to the Plan. As of March 31, 2002, participants have the option of directing the Employer contributions out of the stock fund on the first valuation date following the date of contribution. Although the sponsor has not expressed any intention to do so, it has the right under the Plan to discontinue contributions at any time and terminate the Plan, subject to provisions set forth in ERISA.

Effective January 1, 2003, participants may elect to make contributions to the Plan of up to 50 percent of their eligible salary on a before-tax basis. Prior to January 1, 2003, participants were permitted to make contributions to the Plan of up to 12 percent of their eligible salary on a before-tax basis. Prior to January 1, 1986, participants were permitted to contribute certain amounts on an after-tax basis. All contributions are fully vested when made and can be made to any of the investment options.

First Financial Bancorp Thrift Plan and Trust

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participating Corporations

The terms of the Plan provide that any corporation that becomes a member of the controlled group may, with consent of Bancorp, adopt this plan for those employees which the Plan determines shall be eligible.

Benefit Payments

Participants may elect an in-service, non-hardship distribution comprised of the participant’s after tax contributions, employer contributions and the earnings of these accounts. Employer contributions withdrawn are limited to those made more than eight plan quarters prior to the quarter in which the withdrawal is being made. Such a withdrawal suspends the participant’s right to make contributions for one year.

Active employees may withdraw before-tax savings only if the participant can prove “financial hardship” as defined by the Plan Document. Any distribution of before-tax funds results in a one-year suspension of participation in the Plan. Earnings on the participant’s before-tax contributions are not eligible for distribution prior to termination or retirement.

Participants’ Accounts

Earnings are allocated on beginning account balances less any withdrawals during the quarter. A participant may elect to withdraw all or any part of his or her after-tax savings from the Plan. Such withdrawal suspends the participant’s rights to make future contributions for six months.

First Financial Bancorp Thrift Plan and Trust

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participants’ Accounts (continued)

Employee contributions to the Plan may be allocated, in 5 percent increments, among any of the eight available funds, as follows:

The Savings Fund invests primarily in the Goldman Sachs Prime Corporate Money Fund, which holds a diversified portfolio of high-grade short-term debt obligations that have minimal credit risk. The fund seeks to maintain a net asset value of $1.00 per unit. The investment objective is to provide income, preserve capital, and provide liquidity.

Beginning in 2003, the Fixed Income Fund invests primarily in the Legacy Core Bond Fund, which holds a diversified portfolio of U.S. Government bonds, notes, agencies, and high quality corporate bonds. The Fixed Income Fund only purchases bonds with a credit rating of A or better and a short to intermediate term maturity. The objectives of the Fixed Income Fund are to provide a reasonable level of income and stability of capital. On May 31, 2003, the investments held by the Fixed Income Fund were transferred to the Legacy Core Bond Fund, which is also a related party of the Plan. All investments previously held by the Employee Benefit Fixed Income Fund were transferred to the Legacy Core Bond Fund at their then current market values. The shares in the Legacy Core Bond Fund received by the Plan in exchange for the assets given were based on the then current market value of the respective Legacy Mutual Funds.

First Financial Bancorp Thrift Plan and Trust

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participants’ Accounts (continued)

Beginning in 2003, the Balanced Fund divides its investments between the Legacy Multi-Cap Core Equity Fund and the Legacy Core Bond Fund. The objectives of the Balanced Fund include providing current income, conserving capital, and long-term growth capital. The Balanced Fund’s risk is generally considered to be more than the Savings and Fixed Income Funds, but less than the Equity Fund and the First Financial Bancorp Common Stock Fund. As discussed above and below, on May 31, 2003, all shares in the Employee Benefit Fixed Income Fund and the Employee Benefit Equity Fund were transferred to the Legacy Core Bond Fund and the Legacy Multi-Cap Core Equity Fund, both of which are related parties to the Plan. All investments held by the Employee Benefit Fixed Income Fund and the Employee Benefit Equity Fund were transferred to the Legacy Core Bond Fund and the Legacy Multi-Cap Core Equity Fund at their current market values. The shares in the Legacy Core Bond Fund and the Legacy Multi-Cap Core Equity Fund received by the Plan in exchange for the assets given were based on the then current market value of the respective Legacy Mutual Funds.

Beginning in 2003, the Equity Fund invests in the Legacy Multi-Cap Core Equity Fund, which holds a diversified portfolio of common stocks. The investment objective is long-term growth of capital. See above for discussion regarding the exchange of assets with the Legacy Multi-Cap Core Equity Fund.

The First Financial Bancorp Common Stock Fund invests primarily in First Financial Bancorp Common Stock. The investment objective is long-term growth of capital. This fund is generally considered to be the riskiest investment alternative offered because of the absence of diversification.

First Financial Bancorp Thrift Plan and Trust

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participants’ Accounts (continued)

The International Fund invests primarily in international mutual funds, which invest in stocks of established and emerging foreign markets. Performances of foreign stocks are closely tied to the economic, political, and environmental condition of a country and region.

The Vanguard 500 Index Fund invests primarily in the Vanguard 500 Index, which seeks investment results that correspond with the price and yield performance of the S&P 500 index. Though the fund seeks to match the S&P 500 index, its performance typically can be expected to fall short by a small percentage representing operating costs.

The Small Cap Fund invests primarily in small cap mutual funds, which invest in stock of emerging companies whose market value generally is below $2 billion. These stocks tend to be more volatile and may perform differently than large cap stocks.

Plan Termination

In the event of termination, the net assets will be distributed to participants and beneficiaries in proportion to their respective account balances, which are 100 percent vested.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments

Separate trust accounts at First Financial Bank, National Association, a wholly-owned subsidiary of Bancorp, are used to hold and invest the Plan’s assets. Investments are stated at fair values based on quoted closing market prices obtained by the trustee from published market data. Security transactions are recorded on the trade date.

First Financial Bancorp Thrift Plan and Trust

Notes to Financial Statements (continued)

3. Investments

The Plan uses the average cost method for determining the cost of securities sold when determining realized gains and losses. The Plan’s investments (including investments bought, sold, and held during the year) appreciated fair value by $2,455,669 in 2003 and depreciated by $3,357,382 in 2002 as follows:

	Year ended December 31, 2003
				First
				Financial
				Bancorp
	Fixed			Common		Vanguard	Small
	Income	Balanced	Equity	Stock	Int’l	500	Cap
	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Total
Unrealized appreciation (depreciation) in fair value of:
First Financial Bancorp Common Stock	$—	$—	$—	$(1,503,895)	$—	$—	$—	$(1,503,895)
Legacy Multi-Cap Core Equity Fund	—	415,337	1,192,067	—	—	—	—	1,607,404
Legacy Core Bond Fund	(28,085)	(37,336)	—	—	—	—	—	(65,421)
International Stock Fund	—	—	—	—	188,874	—	—	188,874
Vanguard 500 Index Fund	—	—	—	—	—	807,734	—	807,734
Small Cap Fund	—	—	—	—	—	—	592,316	592,316
Realized gain:
First Financial Bancorp Common Stock	—	—	—	935,744	—	—	—	935,744
Legacy Multi-Cap Core Equity Fund	—	(29,378)	(20,538)	—	—	—	—	(49,916)
Legacy Core Bond Fund	(9,186)	26,109	—	—	—	—	—	16,923
International Stock Fund	—	—	—	—	(3,142)	—	—	(3,142)
Vanguard 500 Index Fund	—	—	—	—	—	(39,592)	—	(39,592)
Small Cap Fund	—	—	—	—	—	—	(31,360)	(31,360)

Net appreciation (depreciation):	$(37,271)	$374,732	$1,171,529	$(568,151)	$185,732	$768,142	$560,956	$2,455,669

First Financial Bancorp Thrift Plan and Trust

Notes to Financial Statements (continued)

3. Investments (continued)

	Year ended December 31, 2002
				First
				Financial Bancorp
	Fixed			Common		Vanguard	Small
	Income	Balanced	Equity	Stock	Int’l	500	Cap
	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Total
Unrealized appreciation (depreciation) in fair value of:
First Financial Bancorp Common Stock	$—	$—	$—	$(2,426,600)	$—	$—	$—	$2,426,600
Employee Benefit Equity Fund	—	(337,832)	(1,109,155)	—	—	—	—	(1,446,987)
Employee Benefit Fixed Income Fund	205,069	72,191	—	—	—	—	—	277,260
International Stock Fund	—	—	—	—	(75,249)	—	—	(75,249)
Vanguard 500 Index Fund	—	—	—	—	—	(601,085)	—	(601,085)
Small Cap Fund	—	—	—	—	—	—	(169,362)	(169,362)
Realized gain:
First Financial Bancorp Common Stock	—	—	—	1,206,235	—	—	—	1,206,235
Employee Benefit Equity Fund	—	15,126	601	—	—	—	—	15,727
Employee Benefit Fixed Income Fund	817	—	—	—	—	—	—	817
International Stock Fund	—	—	—	—	(3,045)	—	—	(3,045)
Vanguard 500 Index Fund	—	—	—	—	—	(113,807)	—	(113,807)
Small Cap Fund	—	—	—	—	—	—	(21,286)	(21,286)

Net appreciation (depreciation):	$205,886	$(250,515)	$(1,108,554)	$(1,220,365)	$(78,294)	$(714,892)	$(190,648)	$(3,357,382)

The fair value of individual investments that represent five (5) percent or more of the Plan’s net assets are as follows:

	December 31
	2003	2002
First Financial Bancorp common stock	$16,576,484	$18,976,353
Employee Benefit Equity Fund	0	6,236,531
Legacy Multi-Cap Core Equity Fund	7,763,583	0
Employee Benefit Fixed Income Fund	0	3,710,052
Legacy Core Bond Fund	4,308,398	0
Goldman Sachs Prime Corporate Money Fund	4,405,321	3,267,487
Vanguard 500 Index Fund	4,263,334	2,559,192

First Financial Bancorp Thrift Plan and Trust

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 11, 2003, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan, as amended, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Transactions with Parties-in-Interest

Administrative and other service fees are paid by the Plan Sponsor. The Trust is not charged for administrative services performed on its behalf by First Financial Bancorp.

The Trust invests in common stock of the Plan Sponsor.

An affiliate of the Plan Sponsor is the Plan Trustee.

Through May of 2003, the Trust invested in the Employee Benefit Fixed Income Fund and the Employee Benefit Equity Fund, which were managed by the Plan Trustee. On May 31, 2003, all investments held by the Employee Benefit Fixed Income Fund and the Employee Benefit Equity Fund were transferred to the Legacy Core Bond Fund and the Legacy Multi-Cap Core Equity Fund, which are also managed by the Plan Trustee.

First Financial Bancorp Thrift Plan and Trust

EIN 31-1042001/Plan 002

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

December 31, 2003

	Number of Shares or		Current
Identity of Issue/Description of Asset	Principal Amount	Cost	Value
First Financial Bancorp common stock*	1,039,278 shares	$5,833,560	$16,576,484
Goldman Sachs
Prime Corporate Money Fund	4,405,321 shares	4,405,321	4,405,321
Legacy Core Bond Fund	426,574 shares	3,507,542	4,308,398
Legacy Multi-Cap Core Equity Fund	750,105 shares	6,495,093	7,763,583
International Fund
Managers International Equity Fund	6,856 shares	307,459	281,927
T Rowe Price International Stock Fund	24,865 shares	341,041	285,696
Templeton Foreign Fund-Class A	26,477 shares	256,416	281,716
Vanguard 500
Vanguard 500 Index Fund	41,521 shares	4,665,663	4,263,334
Small Cap
Neuberger & Berman Genesis Fund	28,593 shares	618,117	739,980
Columbia Acorn Class Z	33,142 shares	604,640	747,677
T Rowe Price New Horizons Fd	29,764 shares	636,827	738,157

		$27,671,679	$40,392,273

*	Indicates party-in-interest to the Plan

First Financial Bancorp Thrift Plan and Trust

EIN 31-1042001/Plan 002

Schedule H, Line 4 j - Schedule of Reportable Transactions

For the year ended December 31, 2003

			Expenses		Current
			Incurred		Value of	Net
	Purchase	Selling	with	Cost of	Asset on	Gain
Identity of Issue/Description of Asset	Price	Price	Transaction	Asset	Valuation Date	(Loss)
Category (iii)—series of transactions in excess of 5 percent of plan assets
* Goldman Sachs Prime Corporate Money Fund	$8,864,738	$—	$—	$8,864,738	$8,864,738	$—
* Goldman Sachs Prime Corporate Money Fund	—	$7,726,904	—	$7,726,904	$7,726,904	—
* First Financial Bancorp common stock**	—	$2,499,643	—	$1,709,803	$2,499,643	$789,840
* Employee Benefit Fixed Income Fund**	—	$3,521,760	—	$3,521,760	$3,521,760	—
* Legacy Core Bond Fund**	$3,521,760	—	—	$3,521,760	$3,521,760	—
* Employee Benefit Equity Fund**	—	$7,037,930	—	$7,037,930	$7,037,930	—
* Legacy Multi-Cap Core Equity Fund**	$7,037,930	—	—	$7,037,930	$7,037,930	—

     There were no category (i), (ii), or (iv) reportable transactions during 2003.

*	Transaction occurred on the market.

**	Indicates party-in-interest to the Plan NOTE: Rental expense is not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has caused this annual report to be signed by the undersigned thereunto duly authorized.

FIRST FINANCIAL BANCORP THRIFT AND TRUST

Date: June 23, 2004	By:	/s/ Betty S. Irvine

Betty S. Irvine
Asst. Vice President
Human Resources
First Financial Bancorp

/s/ C. Douglas Lefferson

C. Douglas Lefferson
Sr. Vice President and Chief
Financial Officer
First Financial Bancorp